Via E-Mail                                                           September
19, 2018

Ken Atwood
Hunt Mining Corporation
23800 East Appleway Avenue
Liberty Lake, WA 99019

Re:            Hunt Mining Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 17, 2018
               File No. 333-182072

Dear Mr. Atwood:

        We issued comments to you on the above captioned filing on July 24, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 4, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202)
551-3795 with any questions.

                                                     Sincerely,

                                                     /s/ John Reynolds

                                                     John Reynolds
                                                     Assistant Director
                                                     Office of Beverages,
Apparel and Mining